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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              ____________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)

                                 ______________

                           BREAKAWAY SOLUTIONS, INC.
                               (Name of Issuer)

                  Common Stock, Par Value $.000125 Per Share
                        (Title of Class of Securities)

                                  105372 10 5
                                (CUSIP number)

                             Henry N. Nassau, Esq.
                     Managing Director and General Counsel
                         Internet Capital Group, Inc.
                               The 600 Building
                             435 Devon Park Drive
                                Wayne, PA 19087
                                (610) 989-0111
                    (Name, address and telephone number of
                     Person Authorized to Receive Notices
                              and Communications)

                                   Copy to:

                          Christopher G. Karras, Esq.
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793
                                (215) 994-4000

                               February 16, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

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      NAME OF REPORTING PERSON
 1    S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Internet Capital Group, Inc.                             23-2996071
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          15,276,096
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,245,816
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          15,276,096
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           3,245,816
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,521,908
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.3%
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      TYPE OF REPORTING PERSON
14
      CO
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      NAME OF REPORTING PERSON
 1    S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ICG Holdings, Inc.                                       51-0396570
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              3,245,816
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,245,816
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,245,816
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

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         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to a
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on January 26, 2001 and Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on January 26, 2001. This Amendment No. 2 amends and supplements Amendment No. 1. Information in the Schedule 13D and Amendment No. 1 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D and Amendment No. 1.


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 2 relates to the acquisition of warrants to purchase up to 3,245,816 shares of Common Stock, at an exercise price of $.6875 per Warrant, of the Issuer (the "Replacement Warrants").

         The exercise price of the Replacement Warrants and the number of shares of Common Stock underlying the Replacement Warrants are subject to adjustment upon certain events as described in the Replacement Warrant, which is filed as
Exhibit 1 hereto, and the terms of which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 16, 2001, ICGH, together with SCP Private Equity Partners II, L.P., a Delaware limited partnership ("SCP"), entered into agreements for secured debt financing (the "Debt Financing") pursuant to which: (i) ICGH amended the loan and security agreement it had entered into with the Issuer on January 19, 2001 (the "Original Loan and Security Agreement") to provide an increase in the amounts available thereunder to $10 million and (ii) SCP entered into a loan and security agreement with the Issuer whereby SCP agreed to provide the Issuer with up to $10 million in loans. SCP and ICGH also agreed that all lending of new money to the Issuer under the Debt Financing shall be on the basis of $2 by SCP to every $1 by ICGH. Interest on the ICGH loans accrues at a rate of 12% per annum (or 18% after an event of default). Principal and interest on the loans made by ICGH are due on April 9, 2001. Pursuant to an amendment to the Original Loan and Security Agreement, the loans made by both SCP and ICGH are secured by a pledge of substantially all of the Issuer's assets. As part of the transactions contemplated by the Debt Financing, ICGH surrendered 6,491,631 Warrants that it received pursuant to the terms of the Original Loan and Security Agreement and was reissued the Replacement Warrants.

ITEM 4.  PURPOSE OF TRANSACTION

         ICGH acquired the Replacement Warrants as partial consideration for the Debt Financing described more fully in Item 3.

                                       4
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          On February 16, 2001, pursuant to the terms of a Series A Preferred
Stock Purchase Agreement (the "Series A Purchase Agreement") by and among the Issuer, SCP and ICGH, which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference, ICGH and SCP entered into agreements for equity financing (the "Equity Financing") of the Issuer. At the closing of the Equity Financing pursuant to the terms of the Series A Purchase Agreement (the "Closing"): (i) ICGH will purchase (A) 142,858 shares of Preferred Stock for $10,000,060 and (B) 14,285,720 warrants to purchase up to 14,285,720 shares of the Issuer's Common Stock, at an exercise price of $.70 per warrant, for $142.86; and (ii) SCP will purchase (A) 214,286 shares of Preferred Stock for $15,000,020 and (B) 28,571,429 warrants to purchase up to 28,571,429 shares of the Issuer's Common Stock, at an exercise price of $.70 per warrant for $285.71. At the Closing, SCP and ICGH will deliver the notes held by them evidencing any indebtedness under the Debt Financing to the Issuer for cancellation, and the outstanding amounts of such notes so delivered, plus accrued interest, shall be applied to the purchase price of the Preferred Stock to be purchased by each of SCP and ICGH at the Closing. There are various conditions to the obligation of SCP and ICGH to close the Equity Financing, including the approval of the Series A Proposals (as defined below) at the Annual Meeting (as defined below).

          Pursuant to an Investor Voting Agreement dated February 16, 2001 by and among SCP and ICGH (the "Investor Voting Agreement"), which is Exhibit E to the Series A Purchase Agreement attached hereto as Exhibit 2, and the terms of which are incorporated herein by reference, each of SCP and ICGH agreed to vote all of each respective shares of Common Stock of the Issuer for certain proposals to be voted on by the stockholders of the Issuer at the Issuer's upcoming annual meeting (the "Annual Meeting"). Specifically, each of ICGH and SCP agreed to vote at the Annual Meeting to: (i) increase the number of authorized shares of Common Stock of the Issuer in the amount proposed by the Issuer, but in no event less than 220,000,000 shares; (ii) adopt the Certificate of Designation, in the form of Exhibit A to the Series A Purchase Agreement;
(iii) sell and issue to each of ICGH and SCP the Initial Preferred Stock (as defined in the Series A Purchase Agreement) and the Option Preferred Stock (as defined in the Series A Purchase Agreement); (iv) sell and issue the Warrants (as defined in the Series A Purchase Agreement) to each of ICGH and SCP; (v) issue the Dividend Stock (as defined in the Series A Purchase Agreement); and
(vi) issue the Conversion Stock (as defined in the Series A Purchase Agreement). Each of the actions referred to in subparagraphs (i)-(vi) are collectively referred to as the "Series A Proposals." The Investor Voting Agreement also provides that on all matters relating to the election of directors of the Issuer, each of ICGH and SCP shall vote all shares owned by them so as to elect:
(i) two representatives designated by SCP (in separate classes), so long as SCP holds at least 50% of the Series A Preferred Stock originally issued to it pursuant to the Series A Purchase Agreement (adjusted for stock splits, dividends, and similar events); and (ii) one representative designated by SCP and ICG who shall be mutually acceptable to SCP and ICG (in a class different from the class containing the two directors selected by SCP), so long as SCP and ICG collectively own at least 50% of the Series A Preferred Stock originally issued to them pursuant to the Series A Purchase Agreement (adjusted for stock splits, dividends and similar events).

          Pursuant to an Executive and Director Voting Agreement (the "Executive and Director Voting Agreement") by and among certain executives and directors of the Issuer who hold shares of Common Stock (collectively, the "Holders"), the form of which is Exhibit F to the Series A Purchase Agreement attached hereto as
Exhibit 2, and the terms of which are incorporated herein by reference, each of the Holders agreed to vote all of their respective shares in favor of the Series A Proposals at the Annual Meeting. The form of Executive and Director Voting Agreement also provides that on all matters relating to the election of directors of the Issuer, each of the Holders shall vote all shares owned by them so as to elect: (i) two representatives designated by SCP (in separate classes), so long as SCP holds at least 50% of the Series A Preferred Stock originally issued to it pursuant to the Series A Purchase Agreement (adjusted for stock splits, dividends, and similar events); and (ii) one representative designated by SCP and ICG who shall be mutually acceptable to SCP and ICG (in a class different from the class containing the two directors selected by SCP), so long as SCP and ICG collectively own at least 50% of the Series A Preferred Stock originally issued to them pursuant to the Series A Purchase Agreement (adjusted for stock splits, dividends and similar events). Maureen Ellenberger, Babak Farzani, Dev Ittycheria, Vijay Manwani and Michael Mordas did not agree to the election of directors provision in the Executive and Director Voting Agreement. A condition precedent to the Closing is that the Executive and Director Voting Agreement shall have been executed and delivered by each of the Holders.

          Pursuant to a Key Holder Voting Agreement made and entered into by Frank Selldorff, Jr. (the "Key Holder") for the benefit of SCP and ICGH (the "Key Holder Voting Agreement"), which is Exhibit G to the Series A Purchase Agreement attached hereto as Exhibit 2, and the terms of which are incorporated herein by reference, Mr. Selldorff agreed to vote all of his shares of Common Stock in favor of the Series A Proposals at the Annual Meeting. A condition precedent to the Closing is that the Key Holder Voting Agreement shall have been executed and delivered by the Key Holder.

          The Certificate of Designation for the Series A Preferred Stock (the "Certificate"), which is Exhibit A to the Series A Purchase Agreement attached hereto as Exhibit 2, and the terms of which are incorporated herein by reference, grants the Series A Preferred Stock certain voting rights in the event that the Issuer liquidates, reorganizes or engages in similar change of control transactions. Specifically, the Certificate provides that subject to the rights of any series of Preferred Stock (as defined in the Certificate) which may come into existence after the time of the Certificate, for so long as at least 10% of the Series A Preferred Stock issued before such time remains outstanding (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series A Preferred Stock), in addition to any other vote or consent required in the Certificate or by law, the vote of the holders of at least a majority of the outstanding Series A Preferred Stock shall be necessary for effecting or validating the following actions: (i) amending, altering, or repealing any provision of the Certificate of Incorporation of the Issuer (including the Certificate and any other certificate of designation) or the Bylaws of the Issuer, that alters or changes or adversely affects the voting or other powers, preferences, or other special rights or privileges, or restrictions of the Series A Preferred Stock; (ii) reclassifying or recapitalizing any outstanding shares of securities of the Issuer into shares having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock; (iii) authorizing or issuing of any other stock having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock; (iv) reorganizing, merging or consolidating with or into any corporation if such reorganization, merger or consolidation would result in the stockholders of the Issuer immediately prior to such reorganization, merger or consolidation holding less than a majority of the voting power of the stock of the surviving corporation immediately after such reorganization, merger or consolidation; (v) selling, leasing, conveyancing or making any other disposition of, or encumbrance of, all or substantially all the Issuer's assets in a single transaction or series of related transactions; (vi) liquidating, dissolving or winding-up the operations of the Issuer; (vii) amending of the Certificate of Incorporation of the Issuer, as amended, to increase the number of shares of authorized Common Stock or Preferred Stock (as defined in the Certificate); (viii) the Issuer's redeeming, purchasing or otherwise acquiring, either directly or indirectly, of any of the Issuer's capital stock or other equity securities (including any securities directly or indirectly convertible into or exchangeable or exercisable for such securities) excluding redemptions, repurchases or other reacquisitions at cost with respect to shares issued in accordance with plans or agreements approved by the Board of Directors from current or former employees, consultants, advisors or directors upon or in connection with their death, disability or termination of employment with the Issuer and excluding the Series A Preferred Stock redeemed pursuant to Section
(e) of the Certificate; (ix) authorizing, declaring or paying any dividend (other than a stock dividend paid pro rata to the Issuer's stockholders) on any shares of Common Stock or Preferred Stock (as defined in the Certificate), other than the Series A Preferred Stock; (x) increasing or decreasing the number of authorized shares of Series A Preferred Stock; or (xi) issuing, reserving or authorizing shares of Common Stock or any right or option to purchase Common Stock or other security convertible into Common Stock to employees, consultants or directors in an amount which would result in total options outstanding at any time exceeding 15% of the total number of shares, warrants and options issued and outstanding immediately after the Series A Original Issue Date (as defined in the Certificate) as adjusted for any stock dividends, combinations or splits with respect to such shares. The filing of the Certificate with the Secretary of State of the State of Delaware is a condition precedent to the Closing.

          Pursuant to a letter agreement dated February 16, 2001 between SCP and ICGH, which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference, ICGH and SCP agreed, among other things, that SCP would support, and would cause directors designated by it on the Issuer's board to support, an agreement between ICGH and the Issuer pursuant to which the board seat currently occupied by Walter W. Buckley will be occupied by an ICGH designee from and after the time Walter W. Buckley vacates such seat until such time as ICGH no longer owns at least 10% of the Issuer on a primary basis. SCP agreed to vote its shares in favor of, and cause the directors designated by it to vote in favor of, such ICGH designee.

          Pursuant to a letter agreement dated as of February 16, 2001 between SCP, ICGH and the Issuer, which is attached hereto as Exhibit 4 and the terms of which are incorporated herein by reference, the Issuer agreed to secure the resignation of Christopher Greendale from the Issuer's board of directors as a condition to the Closing.

          Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) Before the exercise of any of the Replacement Warrants, ICG may be deemed to be the beneficial owner with the sole power to vote and dispose of a total of 15,276,096 shares of Common Stock (or 28.3% of the outstanding Common Stock). ICGH may be deemed to be the beneficial owner of the Common Stock underlying the Replacement Warrants, which would, if fully exercised, give ICGH 3,245,816 shares of Common Stock (or 6% of the outstanding Common Stock). Because ICGH is a wholly-owned subsidiary of ICG, ICG may be deemed to be the beneficial owner of the Common Stock underlying the Replacement Warrants, with ICG and ICGH sharing the power to exercise the Replacement Warrants, and upon exercise of the Replacement Warrants, to vote and dispose of the shares of Common Stock underlying the Replacement Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except for the right to receive Common Stock upon exercise of the Replacement Warrants and the transactions described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the Directors or Executive Officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Replacement Warrants to Purchase up to 3,245,816 Shares of Common Stock of Breakaway Solutions, Inc.

Exhibit 2 Series A Preferred Stock Purchase Agreement dated February 16, 2001

Exhibit 3 Letter Agreement dated February 16, 2001

Exhibit 4 Letter Agreement dated as of February 16, 2001

Exhibit 5 Joint Filing Agreement between ICG and ICGH.

                                       6
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          Signature
          ---------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.




Dated:  February 23, 2001                     INTERNET CAPITAL GROUP, INC.


                                              By: /s/ Henry N. Nassau
                                                 ______________________________
                                              Name: Henry N. Nassau
                                                   ____________________________
                                              Title: Vice President & Secretary
                                                    ___________________________

                                              ICG HOLDINGS, INC.


                                              By: /s/ Henry N. Nassau
                                                 ______________________________
                                              Name: Henry N. Nassau
                                                   ____________________________
                                              Title: Vice President & Secretary
                                                    ___________________________

                                       7